S&W Announces Results for the First Quarter of Fiscal Year 2014

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz   Matthew Szot
             Lytham Partners, LLC   Chief Financial Officer
             602-889-9700   S&W Seed Company
             sanw@lythampartners.com   559-884-2535
             www.lythampartners.com   www.swseedco.com

FIVE POINTS, California – November 14, 2013 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its first quarter of fiscal 2014 ended September 30, 2013.

First Quarter Highlights:

- First quarter revenues increase 84% to $12.4 million, compared to $6.7 million in the comparable quarter of fiscal 2013;
- Gross margins improved to 18.6% during the first quarter compared to 16.0% for the first quarter of the prior fiscal year;
- First quarter Adjusted EBITDA totaled $695,000 an improvement of $379,000 or 120% compared to the first quarter of last year;
- Net income per basic and diluted share of $0.00 for the first quarter compared to $0.01 in the first quarter of fiscal 2013;
- Company reaffirms production and sourcing estimates of 18 to 19 million pounds.

Quarterly Results

For the first fiscal quarter ended September 30, 2013, S&W reported revenues of $12.4 million versus $6.7 million in the comparable period of the prior year, an increase of 84%. Revenues during the quarter were driven by contributions from the company's SGI and IVS operations which were acquired subsequent to Q1 of the prior year, offset by a year-over-year decrease in the company's S&W proprietary operations.

Gross margins were 18.6% during the first quarter compared to 16.0% in the first quarter of fiscal year 2013 reflecting improved gross margin contribution from the company's proprietary varieties compared to last year, partially offset by contributions from the company's non-proprietary IVS business which inherently have lower margins. IVS was acquired on October 1, 2012 and, therefore, not included in the prior year's first quarter results.

Selling, general and administrative expenses ("SG&A") for the first quarter totaled $1,594,000 compared to $750,000 for the comparable period of the prior year. The increase in SG&A expense versus the prior year was primarily due to the acquisitions of SGI and IVS. In addition, non-cash stock-based compensation totaled $215,000 in the current quarter versus $91,000 in the comparable period in the prior year. SG&A expenses decreased considerably from the $2,366,000 (excluding acquisition costs) incurred in the most recent fourth quarter of fiscal 2013. As a percentage of revenue, SG&A expenses were 13% in the current period compared to 11% in the comparable period of the prior year, and compared to 19% in the most recent fourth quarter of fiscal 2013.

Net income for the first quarter of fiscal 2014 was $41,000, or $0.00 per basic and diluted share, compared to a net income of $89,000, or $0.01 per basic and diluted share, in the first quarter of fiscal 2013.

Adjusted EBITDA, a non-GAAP metric (see Table A), for the first quarter of fiscal 2014 was $695,000 compared to $315,000 in the first quarter of fiscal 2013. This was an improvement of $379,000 or 120% compared to the first quarter of last year.

First Quarter Operations

The company's S&W proprietary operations were affected by minimal carry-over of elite proprietary varieties suited for the Middle East market and delays in cleaning and shipping seed from the recent California harvest. Sales through distributors into Mexico were strong. SGI's operations were somewhat impacted during the first quarter by uncertainty in select markets as certain customers had anticipated an oversupply of seed in the global supply chain following a strong Australian harvest and elected to hold orders.

The company believes that current market conditions, which include the impact of a poor harvest in the Imperial Valley region of California, as stated by trade journals, point to a tight supply market. It is the company's expectation that upon the conclusion of the recent and short term market uncertainty, strong demand and pricing should commence throughout the remainder of the fiscal year.

The company reiterates that it will continue to be able to secure between 18 and 19 million pounds during the spring and fall 2013 harvest cycles from its production and sourcing capabilities.

Outlook

Based on current seed inventory on hand, estimated new production and seed sourcing inventory expectations prior to the company's fiscal year end, our current outlook of market demand, the ability to obtain seed pricing within our expected ranges, and dependent on any decisions to carry over inventory to the following fiscal year, the Company would expect annual revenues to be in the range of $50 to $65 million.

While the company may see quarter to quarter fluctuations as to the timing of the revenue recognition based on a variety of factors, it is making the decision to attempt to capture the most value for its seed inventory it believes is possible by most likely selling the large majority of its seed in the second half of the company's fiscal year (January through June). If supply remains tight and the company can continue to optimize the value of its seed, it may hold over a portion of its inventory into the first quarter of fiscal 2015 as well.

As a result of the decisions the company is making above, management expects revenues for the second quarter of fiscal year 2014 to be in the range of $11 to $13 million.

There are a number of risks that could change our outlook, including: the ability to source the expected levels of seed that are traditionally a part of the IVS business model; changes in seed market pricing that may allow for us to exceed or fall short of these expectations; the level of production from the spring 2014 Australian harvest; general market demand for our seed; as well as numerous factors that are detailed in our Form 10-K for the fiscal year ended June 30, 2013, and in other filings made by the Company with the Securities and Exchange Commission.

Management Discussion

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "We are focused on executing on a long-term strategic plan that revolves around the expansion of our superior, proprietary alfalfa seed genetics to drive sales growth while improving our overall gross margins. Our seed inventories are highly valuable assets and our goal is to obtain the greatest return possible. From time to time, there are factors that have an effect on which quarterly bucket our revenues are filled in. Given the fact that our inventories due not perish and actually improves with age, our desire is to maximize the value of our seed inventories, which are by nature finite in any given period."

Mr. Grewal expanded, "Following a good crop in Australia, there became the impression with certain buyers that the global supply would be strong amongst certain SGI customers and therefore they held orders. Subsequently, the California harvest has been negatively impacted and we, and many in the industry, now believe the opposite effect is currently at play. These macro factors, coupled with labor force issues in Saudi Arabia, created a bit of a standoff during the quarter due to these factors. Also, due to the late timing of the California harvest, we were unable to ship certain requested S&W varieties in time to meet the needs of certain customers. Again, due to the inherent long-term capabilities of our inventory, we expect to ship these quantities in the coming quarters, and hopefully at higher prices."

Matthew Szot, chief financial officer of S&W Seed Company, commented, "There will continue to be quarterly fluctuations in gross profit margins based on revenue mix, but we expect to obtain stable or increased sales pricing for the fiscal year 2014 and anticipate that we will improve gross margins in our core business in fiscal year 2014 compared to fiscal year 2013. Gross margins improved compared to the previous year's first quarter, increasing from 16.0% to 18.6%. Our optimization program has commenced, and while there was limited contribution during the first quarter, we expect it to increase throughout the remainder of the year. We will stay focused on delivering improved results and managing the business efficiently. SG&A totaled $1.6 million during the first quarter, a significant improvement compared to the fourth quarter of last year, and below what our previous guidance of $1.7 to $1.8 million for each quarter during fiscal year 2014."

Mr. Grewal concluded, "While there are nuances that are always at play within the alfalfa seed industry, we are positioning S&W Seed Company to be a leader in the alfalfa seed business for the long term, looking to benefit from a world that continues to see population increases, and demands a diet with higher levels of protein. With a strong set of 'non-dormant' alfalfa seed assets, and a pipeline of opportunities that include 'biotech' genetics, 'dormant' genetics, and 'tropical' genetics, we believe that we are positioning S&W to be the leader in this industry for years to come."

Conference Call

S&W Seed Company has scheduled a conference call for today, Thursday, November 14, 2013, at 4:30pm ET (1:30pm PT) to review the results of its most recent quarter. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation # 10036880. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors for 30 days.

Non-GAAP Measurements

This press release includes certain financial information which constitutes "non-GAAP financial measures" as defined by the SEC. A full reconciliation of the non-GAAP measures to GAAP can be found in the tables of today's press release. EBITDA and Adjusted EBITDA are supplemental to results presented under accounting principles generally accepted in the United States of America ("GAAP") and may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures are used by management to facilitate period-to-period comparisons and analysis of S&W's operating performance and liquidity. Management believes these non-GAAP measures are useful to investors in trending, analyzing and benchmarking the performance and value of S&W's business. These non-GAAP measures should be considered in addition to, but not as a substitute for, other similar measures reported in accordance with GAAP.

About S&W Seed Company

Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant, alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in Southern Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013, and in other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended September 30,	
	2013	**2012**
Revenue	$ 12,378,586	$ 6,719,735
Cost of revenue	10,071,006	5,641,333
Gross profit	2,307,580	1,078,402
Operating expenses		
Selling, general and administrative expenses	1,594,203	750,351
Research and development expenses	233,639	103,431
Depreciation and amortization	314,454	69,785
Total operating expenses	2,142,296	923,567
Income from operations	165,284	154,835
Other expense		
Foreign currency (gain) loss	(33,985)	-
Interest expense, net	136,998	7,868
Income before income tax expense	62,271	146,967
Income tax expense	21,062	58,211
Net income	$ 41,209	$ 88,756
Net income per common share:		
Basic	$ 0.00	$ 0.01
Diluted	$ 0.00	$ 0.01
Weighted average number of common shares outstanding:		
Basic	11,563,452	6,839,560
Diluted	11,854,685	6,950,155

TABLE A

S&W SEED COMPANY
(A NEVADA CORPORATION)
ITEMIZED RECONCILIATION BETWEEN NET INCOME AND NON-GAAP ADJUSTED EBITDA
(unaudited)

	Three Months Ended September 30,	
	2013	**2012**
Net income	$ 41,209	$ 88,756
Depreciation and amortization	314,454	69,785
Non-cash stock based compensation	215,026	90,831
Foreign currency (gain) loss	(33,985)	-
Interest expense, net	136,998	7,868
Income tax expense	21,062	58,211
Non-GAAP Adjusted EBITDA	$ 694,764	$ 315,451

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS
(unaudited)

		September 30, 2013		June 30, 2013
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	5,134,269	$	11,781,074
Accounts receivable, net		12,840,666		12,700,106
Inventories, net		28,155,707		25,822,467
Prepaid expenses and other current assets		468,082		509,037
Deferred tax asset		1,057,084		954,874
TOTAL CURRENT ASSETS		47,655,808		51,767,558
Property, plant and equipment, net of accumulated depreciation		10,257,989		10,239,435
Goodwill		4,899,276		4,832,050
Other intangibles, net		15,198,918		15,240,835
Crop production costs, net		2,402,372		1,582,599
Deferred tax asset - long term		1,920,742		1,920,742
TOTAL ASSETS	$	82,335,105	$	85,583,219
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	15,776,227	$	19,512,235
Accounts payable - related parties		1,748,386		893,929
Accrued expenses and other current liabilities		1,578,729		1,662,642
Working capital line of credit		6,770,395		6,755,998
Foreign exchange contract liability		141,062		663,043
Current portion of long-term debt		747,605		746,788
TOTAL CURRENT LIABILITIES		26,762,404		30,234,635
Non-compete payment obligation, less current portion		200,000		200,000
Other non-current liabilities		24,937		122,881
Deferred tax liability - non-current		305,556		299,682
Long-term debt, less current portion		4,597,985		4,668,958
TOTAL LIABILITIES		31,890,882		35,526,156
STOCKHOLDERS' EQUITY				
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding		-		-
Common stock, $0.001 par value; 50,000,000 shares authorized; 11,614,129 issued and 11,611,079 outstanding at September 30, 2013; 11,584,101 issued and outstanding at June 30, 2013		11,615		11,585
Treasury stock, at cost, 3,050 shares at September 30, 2013 and no shares at June 30, 2013		(21,785)		-
Additional paid-in capital		54,412,296		54,338,758
Retained earnings (deficit)		(2,148,235)		(2,189,444)
Accumulated other comprehensive loss		(1,809,668)		(2,103,836)
TOTAL STOCKHOLDERS' EQUITY		50,444,223		50,057,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	82,335,105	$	85,583,219

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended September 30,	
	2013	**2012**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 41,209	$ 88,756
Adjustments to reconcile net income from operating activities to net cash used in operating activities		
Stock-based compensation	215,026	90,831
Depreciation and amortization	314,454	69,785
Change in foreign exchange contracts	(525,726)	-
Amortization of debt discount	12,754	-
Changes in:		
Accounts receivable	(42,468)	(3,352,476)
Inventories	(2,079,229)	(2,156,882)
Prepaid expenses and other current assets	41,585	41,862
Crop production costs	(819,773)	(259,868)
Deferred tax asset	(92,110)	57,411
Accounts payable	(3,469,146)	5,632,088
Accounts payable - related parties	412,530	(57,152)
Accrued expenses and other current liabilities	(102,365)	(283,801)
Other non-current liabilities	(98,617)	-
Net cash used in operating activities	(6,191,876)	(129,446)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(89,839)	(5,467,488)
Acquisition of germ plasm	-	(57,500)
Net cash used in investing activities	(89,839)	(5,524,988)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from sale of common stock in equity offerings	-	3,462,586
Common stock repurchased	(21,785)	-
Taxes paid related to net share settlements of stock-based compensation awards	(141,458)	
Borrowings and repayments on line of credit, net	(115,974)	-
Borrowings of long-term debt	-	2,625,000
Repayments of long-term debt	(82,910)	(16,214)
Net cash (used in) provided by financing activities	(362,127)	6,071,372
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,963)	-
NET INCREASE (DECREASE) IN CASH	(6,646,805)	416,938
CASH AND CASH EQUIVALENTS, beginning of the period	11,781,074	8,235,495
CASH AND CASH EQUIVALENTS, end of period	$ 5,134,269	$ 8,652,433